EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,		Year Ended May 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$1,400	$1,222	$1,894	$677	$2,016	$3,215	$2,899
Add back:
Interest expense, net of capitalized interest	71	58	79	85	98	136	142
Amortization of debt issuance costs	12	10	14	5	5	6	5
Portion of rent expense representative of interest factor	627	578	806	795	784	766	842

Earnings as adjusted	$2,110	$1,868	$2,793	$1,562	$2,903	$4,123	$3,888

Fixed Charges:
Interest expense, net of capitalized interest	$71	$58	$79	$85	$98	$136	$142
Capitalized interest	54	62	80	71	50	34	33
Amortization of debt issuance costs	12	10	14	5	5	6	5
Portion of rent expense representative of interest factor	627	578	806	795	784	766	842

	$764	$708	$979	$956	$937	$942	$1,022

Ratio of Earnings to Fixed Charges	2.8	2.6	2.9	1.6	3.1	4.4	3.8